  [WFAF Letterhead]

June 24, 2010

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:       Wells Fargo Funds Trust

            Registration Nos. 333-74295; 811-09253 (the “Registrant”)

            Post-Effective Amendment No. 153 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

In response to comments from the Commission staff (the “Staff”) received by telephone on June 8, 2010 to the Registrant’s Form N-1A filing made on January 20 and April 22, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) to comply with the requirements of the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998; IC-28584; File No.S7-28-07), please note the following responses (organized by fund group):

DOW JONES TARGET DATE FUNDS

Prospectus—Fund Summaries1

Comment:       You requested that we add disclosure to the end of the Expense Example paragraph to match the disclosure found in Item 3 of Form N-1A that states as follows: “Although your actual costs may be higher or lower, based on these assumptions your costs would be:”

Response:      We have added disclosure as you requested.

Comment:       You requested that we clarify that the dollar amounts shown in the Expense Examples reflect a fee wavier only for the period of the contractual fee waiver commitment (e.g., 1 year).

Response:      We have clarified the language as you requested.

Comment:       Regarding the Principal Investment Strategies for the Target Today Fund, you asked if the disclosures in the second, third and fourth paragraph describing the “glide path” allocation process reflected in the underlying index is applicable to the Target Today Fund and, if not, to revise as appropriate.

Response:      We have revised the disclosure in the Principal Investment Strategies to remove the information identified in the comment.

Comment:       Regarding the Principal Investment Strategies for all Target Date Funds, you commented that the language in the remainder of the second paragraph after the first sentence does not appear to exclusively discuss the strategies of the Fund and as such should be moved to the Item 9 disclosure.

Response:      The disclosure in the second paragraph is designed to address certain published industry standard disclosure principles for target date funds and provide important information about the potential implications of the Target Date Funds’ strategies for investors in the Target Date Funds and that we believe are key disclosures for those investors who may chose only to review the applicable fund summary. Accordingly, we respectively decline to remove the disclosure in the second paragraph from the summary and to the Item 9 disclosure.

Comment:       In the discussion of the Target Date Funds’ investment strategy required by Item 4 of Form N-1A, you requested that we tie certain “Principal Investment Risks” to the relevant disclosure of principal investment strategies if such instruments may be pertinent to the Fund’s principal investment strategies.

Response:      We have modified the principal investment strategies to tie in Principal Investment Risks.

Comment:       In the Fund Management section, immediately following the first table, you requested that we delete the statement that “References to the investment activities of a gateway fund are intended to refer to the investment activities of the master portfolio(s) in which it invests.

Response:      We have deleted the sentence as requested.

Comment:       For the Target 2010 Fund, you asked if the allocation methodology described in the Fund’s principal investment strategies apply in light of the target year in the Fund’s name.

Response:      We supplementally confirm to you that the allocation methodology described in the Target 2010 Fund’s principal investment strategies apply.  As disclosed in the Fund’s principal investment strategies, the Fund’s holdings becomes more conservative in its asset allocation as the Fund’s target year approaches and for the first 10 years after it arrives.

Comment:       For the Target 2010 Fund, you requested that we rephrase the sentence in the third paragraph of the Fund’s principal investment strategies that begins “By the time the Fund reaches its target year in 2010.”

Response:      We have modified the statement as requested.

Comment:       You requested that we supplementally confirm to you that the adviser and the sub-adviser to the Target Date Funds do not exert influence over the securities included in the Target Date Fund Indexes.

Response:      We supplementally confirm to you that the adviser and the sub-adviser to the Target Date Funds do not exert influence over the securities included in the Target Date Fund Indexes.  The publisher of the Target Date Fund Indexes, CME Group Index Services LLC, engages in such index business through a joint venture between the CME Group Inc. (Nasdaq: CME) and Dow Jones & Company, neither of whom are affiliates of the adviser and the sub-adviser to the Target Date Funds.

Comment:       In the last paragraph of the Section “Index Methodology” in the section entitled “Information on Dow Jones Target Date Indexes,” explain how the Dow Jones Target Today Index relates to the last two sentences of the paragraph which state as follows: “The monthly risk reductions continue until the Index reflects 20% of the risk of the global equity market, on December 1 of the year ten years after the Index’s target year. Once an Index reaches that date, it always reflects 20% of the risk of the global equity market”.

Response:      We have modified the paragraph to explain that the Dow Jones Target Today IndexSM already reflects 20% of the risk of the global equity market.

MONEY MARKET FUNDS

Prospectus—Fund Summaries

Comment:       You indicated that the first and third paragraphs in the “Principal Investment Strategies” Section of the summary for the California Municipal Money Market Fund contain some redundancies that could be streamlined.

Response:      The “Principal Investment Strategies” Section has been streamlined to eliminate any redundancies.

Comment:       In the same section referenced above, you indicated that the temporary defensive position described therein is more appropriate for inclusion in the statutory prospectus pursuant to Item 9.

Response:      The language referenced above has been removed from the Fund’s summary section.

Comment:       The description for the risk associated with investments in municipal securities includes the following sentence: ‘The Fund may invest 25% or more of its total assets in municipal securities that are related in such a way that political, economic or business developments affecting one obligation would affect the others.’  You asked us to confirm whether the 25% contemplates private activity bonds and, if so, to describe with specificity the industries in which the fund concentrates in private activity bonds.

Response:      We have confirmed that the reference in the municipal securities risk description applies generally to the various industries in which a money market fund that invests in municipal securities may invest.  It does not relate specifically to private activity bonds.  As such, we will not be including additional language disclosing industry concentration.

Comment:       You indicated that the first and third paragraphs in the “Principal Investment Strategies” Section of the summary for the National Tax-Free Money Market Fund contain some redundancies that could be streamlined.

Response:      The “Principal Investment Strategies” Section has been streamlined to eliminate any redundancies.

Comment:       In reference to the Treasury Plus Money Market Fund, you asked what the term “Plus” in the Fund’s name references and that such reference needs to relate back to the Fund’s strategy.

                        In addition, you indicated that the “Principal Investment Strategies” Section of the summary for the Treasury Plus Money Market Fund contains some redundancies that could be streamlined.

Response:      The term “Plus” in the Fund’s name refers to the Fund’s investments in repurchase agreements.  Repurchase agreements are referenced as part of the Fund’s principal investment strategies and their associated risks are described in “Counter-Party Risk” in the Section entitled “Principal Investment Risks” in the Fund’s summary.

                        The “Principal Investment Strategies” Section has been streamlined to eliminate any redundancies.

Comment:       The Institutional Class and Administrator Class Prospectuses do not include any disclosure related to the investment minimums required for investment.

Response:      The requested information has been included as requested.

Comment:       You indicated that the first and third paragraphs in the “Principal Investment Strategies” Section of the summary for the Municipal Money Market Fund contain some redundancies that could be streamlined.

Response:      The “Principal Investment Strategies” Section has been streamlined to eliminate any redundancies.

Comment:       You indicated that the first and third paragraphs in the “Principal Investment Strategies” Section of the summary for the Prime Money Market Fund contain some redundancies that could be streamlined.

Response:      The “Principal Investment Strategies” Section has been streamlined to eliminate any redundancies.

Comment:       The Trust Class Prospectus needs to include ticker symbols.

Response:      Trust Class shares are not traded via the NSCC and therefore no ticker symbols are needed.

Comment:       In the introduction to the performance section, please revise to indicate that the information presented reflects the “risks” of investing in the Fund by showing how the Fund’s performance varies or changes from year to year.

Response:      This section has been revised to reflect the changes as requested.

Comment:       You requested that all cross references in the summary section of the Prospectuses be removed.

Response:      The cross references have been removed as requested.

Comment:       With respect to Item 7 disclosure, you indicated that this information cannot be combined and needs to be broken out separately with respect to each Fund presented.

Response:      To the extent that the information presented in response to Item 7 is not identical for the Funds presented in any one Prospectus, the information responsive to Items 6 through 8 has been broken out separately with respect to each Fund.

Statement of Additional Information

Comment:       Please include new director disclosure in the SAI.

Response:      The information will be included as requested.

*          *          *          *

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) of the 1933 Act on or around June 28, 2010 that responds to your comments.  Please feel free to call me at (415) 396-8489 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Alexander Kymn

Senior Counsel

Throughout this response letter, the Wells Fargo Advantage Dow Jones Target Today FundSM is referred to as the Target Today Fund; the Wells Fargo Advantage Dow Jones Target 2010 FundSM is referred to as the Target 2010 Fund; and collectively the Wells Fargo Advantage Dow Jones Target Date Funds are referred to as the Target Date Funds.